January 25, 2010

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief-Mail Stop 4631
Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Juniper Group, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Qs for the Periods Ended March 31, 2009, June 30, 2009
and September 30, 2009
File No. 0-19170

Dear Mr. Decker and Mr. Gordon:

We are in receipt of your letter dated December 15, 2009.  The following are our answers to your comments, numbered to correspond to your comments on the above-listed filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1A-Risk Factors, page 3

Our Company and/or Our Management May be Subject To Fines, Sanctions and/or Penalties of an Indeterminable Nature as a Result of Potential Violations of Federal Securities Laws….page 8

1.
In future filings, please expand this and similar risk factors to include more detail regarding the facts surrounding the sale of shares pursuant to the registration statement on Form S-8 and the subsequent sale of restricted securities.  Please include, without limitation, the following:  the date that the company filed the S-8 and issued the shares that were resold by the recipients of those shares; the identity of the individuals who received and resold the shares; the amount resold by these individuals; the date, amount and reasons for the shareholders remittances of proceeds back to you; and the details (i.e. date, amount, purpose) of the restricted stock sales to these shareholders.  Please provide us a supplemental draft of this future disclosure.

RESPONSE:  The subject disclosure relates to stock options issued by the Company from 1999 through 2004 under its 1999 Stock Option Plan, 2000 Stock Option Plan, 2001 Stock Option Plan, 2002 Equity Incentive Plan, 2002 Consultant Stock Plan, 2003 Equity

Incentive Plan and 2004 Consultant Stock Plan.  There were allegations made in May 2007, but never verified, by a former administrative consultant that certain issuances under such plans were improper, and as a result, in an exercise of caution, the Company chose in May 2007 to add this risk factor relating to such allegations to its disclosure.

However: (i) all of the stock options issued under the 1999 Stock Option Plan were either exercised by 2001 or expired prior to January 8, 2006; (ii) all of the stock options issued under the 2000 Stock Option Plan were exercised by the end of the year 2002; (iii)  all of the stock options issued under the 2001 Stock Option Plan were either exercised or expired prior to the end of 2007; (iv) all of the stock options issued under the 2002 Equity Incentive Plan and the 2002 Consultant Stock Plan were either exercised or expired prior to April 1, 2008; (v)  all of the stock options issued under the 2003 Equity Incentive Plan were either exercised or expired prior to December 30, 2008; and  (vi)  all of the stock options issued under the 2004 Consultant Stock Plan were either exercised or expired prior to December 31, 2004.

Inasmuch as the statute of limitations under Section 13 of the Securities Act of 1933 for any violation that may have occurred has passed, we believe that it would bar any  proceedings, fines, sanctions and/or penalties relative to the unsubstantiated allegations which were the basis for the subject risk factor.  Therefore, we believe that the risk addressed in the risk factor is no longer applicable  and the Company believes it would be appropriate to delete the risk factor in future filings.

2.
Regarding the sales of common stock that may have been made in violation of Section 5 of the Securities Act of 1933, please address the need to reflect the shares subject to rescission rights outside of permanent equity in accordance with Rule 5-02.27 of Regulation S-X and EITF D-98 and discuss the liquidity issues surrounding your potential obligation to return the related proceeds to these investors.  Please provide us a supplemental draft of this future disclosure.

RESPONSE:  Please see our prior response.  Inasmuch as the allegations remain unproven and the statute of limitations passed, we no longer believe that we are at risk of being subject to rescission rights or that we will have any such obligation. Therefore, we believe that the risk addressed in the risk factor is no longer applicable  and the Company believes it would be appropriate to delete the risk factor in future filings.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your help in regards to this matter.  If you have any questions regarding the above, please contact me at 516-829-4670.

Sincerely,

JUNIPER GROUP, INC.

s/ Vlado Hreljanovic

Vlado Hreljanovic
President